Change in Shareholdings of the Largest Shareholder of Woori Finance Holdings

Korea Deposit Insurance Corporation (“KDIC”), the largest shareholder of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”), has decreased its shareholding following the sale of certain Woori Finance Holdings shares on November 24, 2009.

1. Issuer Information

Company	Division/Team	Staff in charge	Tel.	Fax
Woori Finance Holdings	IR Department	Yang Jin Song Senior Manager	822-2125-2132	822-2125-2291

2. Issued Shares

Total Number of Common Shares	Total Number of Preferred Shares	Total Number of Issued Shares
806,015,340	—	806,015,340

3. Shares Previously Held by KDIC

Previous Reporting Date	Common Shares Held	Preferred Shares Held	Total Shares Held
June 21, 2007	588,158,609	—	588,158,609

4. Change in Shareholding

Name of Shareholder Business Registration No.	: Korea Deposit Insurance Corporation : 120-82-03821

			No. of Shares		No. of Shares Held
Closing Date	Reason for Change	Share Type	Previously Held	Change	After Change
November 26, 2009	After Hours Trading	Common	588,158,609	(56,420,000)	531,738,609

5. KDIC Shareholding Status

Name	Common		Preferred		Total
	No. of Shares	Shareholding	No. of Shares	Shareholding	No. of Shares	Shareholding
	Held	Ratio (%)	Held	Ratio (%)	Held	Ratio (%)
KDIC	531,738,609	65.97	—	—	531,738,609	65.97